                                                FILED PURSUANT TO RULE 424(B)(5)
                                                             FILE NO. 333-113203

                                   PROSPECTUS

                                1,115,256 Shares

                            GENERAL ELECTRIC COMPANY

                                  Common Stock

         This prospectus relates to 1,115,256 shares of common stock, par value $0.06 per share, of General Electric Company. All of the shares being offered hereby will be sold by or for the benefit of certain former securityholders of Amersham plc. We will not receive any proceeds from the sale of the shares.

         The price of the common stock will be based upon market prices prevailing at the time of sale. Our common stock is listed on the New York Stock Exchange under the symbol "GE". On April 7, 2004, the last reported sale price of our common stock was $31.40 per share.

         The mailing address of our principal executive offices is 3135 Easton Turnpike, Fairfield, Connecticut 06828. Our telephone number is (203) 373-2211.

                               ------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

April 8, 2004



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                                TABLE OF CONTENTS

                                                    Page
                                                    ----

Where You Can Find More Information ..............   2

The Company ......................................   3

Background of this Offering ......................   4

Use of Proceeds ..................................   4

Price Range of Common Stock
  and Dividends ..................................   5

Description of Common Stock ......................   5

Selling Shareowners ..............................   7

Plan of Distribution .............................   8

Legal Matters ....................................   9

Experts ..........................................   9



                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public from the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room in Washington, D.C. located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed and traded on the New York Stock Exchange (the "NYSE"). You may also inspect the information we file with the SEC at the NYSE's offices at 20 Broad Street, New York, New York 10005. Information about us is also available at our Internet site at http://www.ge.com. However, the information on our Internet site is not a part of this prospectus.

         The SEC allows us to "incorporate by reference" in this prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus our Annual Report on Form 10-K for the year ended December 31, 2003, our Current Report on Form 8-K filed with the SEC on March 30, 2004, our Current Report on Form 8-K filed with the SEC on April 8, 2004 and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until we sell all of the securities that may be offered by this prospectus; provided, however, that we are not incorporating any information furnished under either Item 9 or Item 12 of any Current Report on Form 8-K.

         You may request a copy of these documents at no cost to you by writing or telephoning us at the following address:

                  General Electric Company
                  3135 Easton Turnpike
                  Fairfield, Connecticut 06828
                  Attn:  Investor Communications
                  Tel:  (203) 373-2211

         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

         REFERENCES IN THIS PROSPECTUS TO "GE," "WE," "US" AND "OUR" ARE TO GENERAL ELECTRIC COMPANY.

                                   THE COMPANY

         GE is one of the largest and most diversified industrial corporations in the world. We have engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since our incorporation in 1892. Over the years, we have developed or acquired new technologies and services that have broadened considerably the scope of our activities.

         Our products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; chemicals for treatment of water and process systems; and engineered materials, such as plastics, silicones and, through the fourth quarter of 2003, superabrasive industrial diamonds.

         Our services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and through the third quarter of 2002, computer related information services. Through our affiliate, the National Broadcasting Company, Inc., we deliver network television services, operate television stations, and provide cable, Internet and multimedia programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., we offer a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, and specialty insurance and reinsurance.

         In virtually all of our global business activities, we encounter aggressive and able competition. In many instances, the competitive climate is characterized by changing technology that requires continuing research and development, as well as customer commitments. With respect to manufacturing operations, we believe that, in general, we are one of the leading firms in most of the major industries in which we participate. The NBC Television Network is one of four major U.S. commercial broadcast television networks. It also competes with syndicated broadcast television programming and cable and satellite television programming activities. The businesses in which GE Capital Services engages are subject to competition from various types of financial institutions, including commercial banks, thrifts, investment banks, broker-dealers, credit unions, leasing companies, consumer loan companies, independent finance companies, finance companies associated with manufacturers, and insurance and reinsurance companies.

                           BACKGROUND OF THIS OFFERING

         On April 8, 2004, GE and its subsidiary, GE Investments, Inc., completed their previously announced acquisition of Amersham plc ("Amersham"), a public limited company incorporated in England and Wales (the "acquisition"). Pursuant to the acquisition, each of the outstanding ordinary shares of 5 pence each (the "Amersham shares") of Amersham was exchanged for 0.4833 of a share of GE common stock (the "GE shares") and each of the outstanding Amersham American Depositary Shares (the "Amersham ADSs") was exchanged for 2.4165 GE shares.

         At the request of Amersham, GE and GE Investments made a sale facility (the "dealing facility") available to certain holders of Amersham shares and Amersham ADSs residing in the jurisdictions referred to below (the "eligible jurisdictions") to enable these holders to sell the GE shares that they received in the acquisition without payment of brokerage or similar charges. The eligible jurisdictions are the Canadian provinces of Alberta, Nova Scotia, Quebec and British Columbia, Denmark, France, Germany, Hong Kong, Ireland, Italy, Norway, Spain, the United Kingdom and the United States. See "Selling Shareowners" for additional information with respect to the holders who elected to use the dealing facility.

         Fractional GE shares to which former Amersham securityholders are entitled and all GE shares to which former Amersham securityholders residing in Sweden are entitled (the "aggregated overseas shares"), will be sold as set forth under the heading "Plan of Distribution," with the cash proceeds remitted to these former Amersham securityholders. The total number of fractional GE shares and aggregated overseas shares is 339,596 GE shares. GE shares will not be sold through the dealing facility before all fractional GE shares and aggregated overseas shares have been sold.

         See "Plan of Distribution" for additional information with respect to the dealing facility and sales of fractional GE shares and aggregated overseas shares.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sales of the GE shares offered hereby. All of the GE shares being offered hereby will be sold by or for the benefit of certain former Amersham securityholders.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         Our common stock is publicly traded on the NYSE under the symbol "GE". The following table sets forth for the fiscal quarters indicated the high and low sales prices for the common stock, as reported on the NYSE Composite Tape, and the dividends per share declared in respect of those quarters. The last reported sale price of the common stock on April 7, 2004 was $31.40 per share.

                                                     MARKET PRICE OF
                                                      COMMON STOCK
                                                  -------------------
                                                                         CASH
                                                    HIGH       LOW     DIVIDENDS
                                                  ------------------------------

FISCAL 2004

Second Quarter (through April 7, 2004) .......    $ 31.83    $ 30.33    $  --
First Quarter ................................      34.57      28.88      .20

FISCAL 2003

Fourth Quarter ...............................    $ 31.30    $ 27.37    $ .20
Third Quarter ................................      32.42      26.90      .19
Second Quarter ...............................      31.66      25.50      .19
First Quarter ................................      28.00      21.30      .19

FISCAL 2002

Fourth Quarter ...............................    $ 27.98    $ 21.40    $ .19
Third Quarter ................................      32.98      23.02      .18
Second Quarter ...............................      37.80      27.42      .18
First Quarter ................................      41.84      34.49      .18



         On February 13, 2004, the Board of Directors of GE authorized a regular quarterly dividend of $0.20 per outstanding share of GE common stock. The dividend is payable on April 26, 2004 to shareowners of record as of the close of business on March 1, 2004.

         As of February 27, 2004, there were 10,082,220,538 shares of GE common stock outstanding. As of December 31, 2003, there were approximately 670,000 shareowner accounts of record.

                           DESCRIPTION OF COMMON STOCK

         Set forth below is a description of the GE common stock. The following description of the GE common stock is a summary and is subject to the provisions of our certificate of incorporation, our by-laws and the relevant provisions of the law of New York.

         We are currently authorized to issue up to 13,200,000,000 shares of common stock, par value $.06 per share.

         Holders of the GE common stock are entitled to share ratably in any dividends and in any assets available for distribution on liquidation, dissolution or winding-up, subject, if preferred stock of GE is then outstanding, to any preferential rights of such preferred stock. Each share of

GE common stock entitles the holder of record to one vote at all meetings of shareowners, and the votes are noncumulative. The GE common stock is not redeemable, has no subscription or conversion rights and does not entitle the holder to any preemptive rights.

         Dividends may be paid on the GE common stock out of funds legally available for dividends, when and if declared by GE's board of directors.

         The Bank of New York is the transfer agent and registrar for the GE common stock.

         We are also authorized to issue up to 50,000,000 shares of preferred stock, par value $1.00 per share, in series, but have not issued any of this preferred stock. If preferred stock is issued, GE's board of directors may fix the designation, relative rights, preferences and limitations of the shares of each series.

                               SELLING SHAREOWNERS

         The dealing facility was made available only to registered holders both at 10:00 p.m. (London time) on February 27, 2004 (the "facility record date") and at 6:00 p.m. (London time) on April 6, 2004 (the "acquisition record date") of 5,000 or fewer Amersham shares (or entitlements to 5,000 or fewer Amersham shares through the VPS in Norway) or 1,000 or fewer Amersham ADSs residing in the eligible jurisdictions. Eligible holders were not obligated to participate in the dealing facility. Eligible holders could elect to sell GE shares under the dealing facility (or in any other manner they choose) or to retain their GE shares. Under the dealing facility, an eligible holder could elect to sell all, but not less than all, of the GE shares to which such eligible holder became entitled in the acquisition. GE shares will not be sold through the dealing facility before all of the fractional GE shares and all of the aggregated overseas shares have been sold.

         The total number of GE shares to be sold by eligible holders who validly submitted (and did not revoke) an election to participate in the dealing facility is 775,660. The following table sets forth certain information with respect to these eligible holders ("electing eligible holders") as of the acquisition record date:



  COUNTRY OF
 RESIDENCE OF            RANGE OF AMERSHAM                                 TOTAL NUMBER OF AMERSHAM        NUMBER OF GE SHARES
   ELECTING            SHARES HELD AS OF THE      NUMBER OF ELECTING         SHARES HELD BY THESE           RECEIVED BY THESE
ELIGIBLE HOLDER       ACQUISITION RECORD DATE      ELIGIBLE HOLDERS        ELECTING ELIGIBLE HOLDERS     ELECTING ELIGIBLE HOLDERS
---------------       -----------------------      ----------------        -------------------------     -------------------------
DENMARK                     1-100                           1                           80                             38
                            101-1000                        0                            0                              0
                            1001-5000                       0                            0                              0
                              Total                         1                           80                             38

FRANCE                      1-100                           0                            0                              0
                            101-1000                        1                          257                            124
                            1001-5000                       0                            0                              0
                              Total                         1                          257                            124

IRELAND                     1-100                           0                            0                              0
                            101-1000                        2                          377                            180
                            1001-5000                       0                            0                              0
                              Total                         2                          377                            180

NORWAY*                     1-100                         213                       11,837                          5,502
                            101-1000                      345                      128,033                         61,550
                            1001-5000                     137                      293,259                        141,590
                              Total                       695                      433,129                        208,642

SPAIN                       1-100                           0                            0                              0
                            101-1000                        2                          920                            443
                            1001-5000                       0                            0                              0
                              Total                         2                          920                            443

UNITED KINGDOM              1-100                         105                        5,003                          2,367
                            101-1000                      828                      413,249                        199,260
                            1001-5000                     413                      744,565                        359,641
                              Total                     1,346                    1,162,817                        561,268

  COUNTRY OF
 RESIDENCE OF            RANGE OF AMERSHAM                                 TOTAL NUMBER OF AMERSHAM        NUMBER OF GE SHARES
   ELECTING            SHARES HELD AS OF THE      NUMBER OF ELECTING         SHARES HELD BY THESE           RECEIVED BY THESE
ELIGIBLE HOLDER       ACQUISITION RECORD DATE      ELIGIBLE HOLDERS        ELECTING ELIGIBLE HOLDERS     ELECTING ELIGIBLE HOLDERS
---------------       -----------------------      ----------------        -------------------------     -------------------------
UNITED STATES**               1-100                       0                            0                              0
                              101-1000                    1                          193                             93
                              1001-5000                   5                       10,086                          4,872
                               Total                      6                       10,279                          4,965

TOTAL                         1-100                     319                       16,920                          7,907
                              101-1000                1,179                      543,029                        261,650
                              1001-5000                 555                    1,047,910                        506,103
                               Total                  2,053                    1,607,859                        775,660

----------

* Held directly or in the form of entitlements to Amersham shares through the VPS in Norway.

**    Held directly or in the form of Amersham ADSs.


         No eligible holders in Canada, Germany, Hong Kong or Italy elected to participate in the dealing facility.

         The total number of fractional GE shares and aggregated overseas shares is 339,596 GE shares.

         The dealing facility was not open to persons who were executive officers, directors or other affiliates of GE, GE Investments or Amersham before the effective date of the acquisition or of GE or GE Investments after the effective date of the acquisition.

                              PLAN OF DISTRIBUTION

         Goldman Sachs & Co. ("Goldman Sachs") will act exclusively as agent to sell all GE shares for sale through the dealing facility and all fractional GE shares and all aggregated overseas shares in a manner consistent with its duty of best execution in one or more transactions on the floor of the NYSE within the five business days immediately following the effective date of the acquisition (subject to delay in the event of certain force majeure events).

         The timing of transactions and the frequency of transaction intervals will be subject solely to the control of Goldman Sachs. Goldman Sachs will effect all transactions in connection with the dealing facility and all sales of fractional GE shares and aggregated overseas shares in the open market on the floor of the NYSE in the ordinary course of its business. The dealing facility and sales of fractional GE shares and aggregated overseas shares will not involve any special selling efforts or selling methods. In connection with the foregoing, Goldman Sachs will effect brokers' transactions solely as agent on an unsolicited basis, including transactions permitted by Rule 144(g)(2) under the Securities Act of 1933, as amended (the "Securities Act"). Goldman Sachs may also cross, solely on an agency basis, unsolicited purchase instructions in GE shares submitted by their customers with sale instructions received by Goldman Sachs as would be permitted by Rule 101(b)(5) of Regulation M under the Exchange Act. All such crossing transactions will be effected by Goldman Sachs on the floor of the NYSE, and Goldman Sachs will not conduct negotiations off the floor of the NYSE with respect to such transactions.

         Electing eligible holders will receive the average price per share at which all GE shares received by electing eligible holders in the acquisition are sold through the dealing facility, excluding brokerage commissions, mailing charges, registration fees or other administrative or similar expenses. Former Amersham securityholders entitled to the proceeds of the sale of fractional share interests or overseas shares will receive the average price per share at which all fractional share interests and overseas shares are sold, excluding brokerage commissions, mailing charges, registration fees or other administrative or similar expenses. These holders are not guaranteed any minimum sale price or limited to any maximum sale price for GE shares sold under the dealing facility. The sale price of the GE shares sold through the dealing facility will depend on market demand at the time any such GE shares are sold.

         Goldman Sachs will not sell GE shares through the dealing facility before it has sold all of the fractional GE shares and all of the aggregated overseas shares.

         GE, GE Investments and their affiliates have agreed not to make any purchases of GE shares during the period while sales orders are executed under the dealing facility or with respect to fractional GE shares and aggregated overseas shares.

         All expenses in connection with the dealing facility and the sale of fractional GE shares and aggregated overseas shares will be paid by either GE or GE Investments. Goldman Sachs' commissions in connection with the foregoing will not exceed customary brokerage commissions on similar transactions and will be paid by either GE or GE Investments.

         GE has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         Thomas J. Kim, Corporate & Securities Counsel of GE, has provided an opinion regarding the validity of the shares of common stock offered hereby. Mr. Kim beneficially owns or has rights to acquire an aggregate of less than 0.01% of the common stock of GE.

                                     EXPERTS

         KPMG LLP, independent certified public accountants, audited GE's consolidated financial statements as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003. GE's Current Report on Form 8-K filed March 30, 2004 includes these financial statements and the auditors' report. The audit report covering the December 31, 2003 consolidated financial statements refers to changes in the methods of accounting for variable interest entities and for asset retirement obligations in 2003, changes in the methods of accounting for goodwill and other intangible assets and for stock-based compensation in 2002, and changes in the methods of accounting for derivative instruments and hedging activities and impairment of certain beneficial interests in securitized assets in 2001. This prospectus incorporates the financial statements and report by reference, relying on KPMG LLP's authority as experts in accounting and auditing.